UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2026

Commission File Number 001-40504

Nexxen International Ltd.
(Translation of registrant’s name into English)

82 Yigal Alon Street, Tel Aviv 6789124, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Changes in Registrant’s Certifying Accountant; Related Disclosures Re: Accounting Matters

Following review and consultation, the Audit Committee (the “Audit Committee”) of the Board of Directors (the “Board”) of Nexxen International Ltd. (the “Company”) concluded to recommend to the Board that the Company replace Somekh Chaikin, Member Firm of KPMG International (“KPMG”), with Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“EY”), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, and approve the engagement of EY as the Company’s independent public accounting firm. The Board subsequently accepted the recommendation of the Audit Committee and approved the engagement of EY as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, contingent and effective upon the approval of such engagement by the Company’s shareholders at the Company’s 2026 Annual General Meeting of Shareholders.

The reports of KPMG on the Company’s financial statements for the fiscal years ended December 31, 2025, 2024 and 2023 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company’s financial statements for each of the fiscal years ended December 31, 2025, 2024 and 2023, and during the subsequent interim period through the date of this Proxy Statement, there were no disagreements with KPMG on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference to the matter in their reports on the Company’s financial statements; and there were no reportable events as the term is described in Item 16F(a)(1)(v) of Form 20-F.

The Company delivered a copy of the disclosure in this Form 6-K to KPMG and requested that a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the statements made in response to this disclosure and, if not, stating the respects in which it does not agree. KPMG responded with a letter dated July 31, 2026, a copy of which is furnished as Exhibit 99.1 to this Form 6-K stating that KPMG agrees with the statements set forth above.

This Report and related exhibits are incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-258731, 333-277709, 333-285552 and 333-293990), and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1          Letter, dated July 31, 2026, from Somekh Chaikin, Member Firm of KPMG International, addressed to the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexxen International Ltd.

By:	/S/ SAGI NIRI
Name:	Sagi Niri
Title:	Chief Financial Officer

Date: August 3, 2026